                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Date of the Report: September 25, 2007

                 -----------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                 -----------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the following:

ITEM 1 - Condensed Consolidated financial statements of G. Willi-Food
     International Ltd. for the six month period ended June 30, 2007, prepared in accordance with generally accepted accounting principles in the United
     States (these financial statements are in addition to the second quarter
     2007 results that were contained in a press release dated August 27, 2007 and filed under Form 6-K that day):

     a.   Condensed Consolidated Balance Sheets as of June 30, 2007 (unaudited)
          and December 31, 2006.

     b.   Condensed Consolidated Statements of Operations for the six and three month periods ended June 30, 2007 and June 30, 2006 (unaudited).

     c.   Condensed Statements of Shareholders' Equity for the period ended June
          30, 2007 (unaudited).

     d.   Condensed Consolidated Statements of Cash Flows for the six and three month periods ended June 30, 2007 and June 30, 2006 (unaudited).

     e.   Notes to Condensed Consolidated Financial Statements.

ITEM 2 - Management's Discussion and Analysis of Financial Condition and Results
     of Operation.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848 and 333-138200) of the
Company.

                                       2

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

                                               By: /s/ Yaron Levy
                                               ------------------
                                               Yaron Levy
                                               Chief Financial Officer

Dated: September 25, 2007

                                       3

ITEM 1

                        G. WILLI-FOOD INTERNATIONAL LTD.

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Condensed Consolidated Balance Sheets as of June 30, 2007 (unaudited)
    and December 31, 2006.                                                   F-2

2.  Condensed Consolidated Statements of Operations for the six and three
    month periods ended June 30, 2007 and June 30, 2006 (unaudited).         F-3

3.  Condensed Statements of Shareholders' Equity for the period ended
    June 30, 2007 (unaudited).                                               F-4

4.  Condensed Consolidated Statements of Cash Flows for the six and three
    month periods ended June 30, 2007 and June 30, 2006 (unaudited).         F-5

5.  Notes to Condensed Consolidated Financial Statements.                    F-7

                                     F - 1

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      JUNE 30,   DECEMBER 31,   JUNE 30,   DECEMBER 31,
                                                      -------      -------      -------      -------
                                                      2 0 0 7      2 0 0 6    2 0 0 7 (*)   2 0 0 6 (*)
                                                      -------      -------      -------      -------
                                                               NIS                   US DOLLARS
                                                      --------------------      --------------------
                                                                  I N  T H O U S A N D S
                                                      ----------------------------------------------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                           59,441       91,398       13,989       21,511
   Marketable securities                               32,515       13,945        7,652        3,282
   Trade receivables                                   67,094       48,163       15,790       11,335
   Other receivables and prepaid expenses               4,206        4,499          990        1,059
   Inventories                                         31,377       19,101        7,385        4,495
                                                      -------      -------      -------      -------
   TOTAL CURRENT ASSETS                               194,633      177,106       45,806       41,682
                                                      -------      -------      -------      -------

FIXED ASSETS
   Cost                                                53,513       49,213       12,594       11,582
   Less: accumulated depreciation and
     amortization                                       7,191        6,442        1,692        1,516
                                                      -------      -------      -------      -------
                                                       46,322       42,771       10,902       10,066
                                                      -------      -------      -------      -------
OTHER ASSETS, NET                                       3,399           94          800           22
                                                      =======      =======      =======      =======
                                                      244,354      219,971       57,508       51,770
                                                      =======      =======      =======      =======

         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term loan                                    6,374            -        1,500            -
     Trade payables                                    29,123       20,137        6,854        4,739
     Related parties                                    3,707        5,677          872        1,336
     Other payables and accrued expenses                6,563        6,969        1,545        1,640
                                                      -------      -------      -------      -------
   TOTAL CURRENT LIABILITIES                           45,767       32,783       10,771        7,715
                                                      -------      -------      -------      -------

         LONG TERM LIABILITIES
      Accrued severance pay                               400          347           94           82
                                                      -------      -------      -------      -------

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                      -          348            -           82
                                                      -------      -------      -------      -------

MINORITY INTEREST                                      16,976       14,754        3,995        3,472
                                                      -------      -------      -------      -------

SHAREHOLDERS' EQUITY
   Ordinary shares NIS 0.10 par value
     (authorized - 50,000,000 shares, issued and
     outstanding - 10,267,893 shares)                   1,113        1,113          262          262
   Additional paid-in capital                          61,350       61,350       14,439       14,439
   Foreign currency translation reserve                    70            -           16            -
   Retained earnings                                  118,678      109,276       27,931       25,718
                                                      -------      -------      -------      -------
                                                      181,211      171,739       42,648       40,419
                                                      =======      =======      =======      =======
                                                      244,354      219,971       57,508       51,770
                                                      =======      =======      =======      =======

(*)  Convenience translation into U.S. dollars.

                                     F - 2

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                        SIX MONTHS                     THREE MONTHS                    SIX MONTHS
                                --------------------------      --------------------------      --------------------------
                                                       ENDED JUNE 30,                                ENDED JUNE 30,
                                ----------------------------------------------------------      --------------------------
                                 2 0 0 7          2 0 0 6         2 0 0 7         2 0 0 6       2 0 0 7 (*)     2 0 0 6 (*)
                                ----------      ----------      ----------      ----------      ----------      ----------
                                                           NIS                                                  US DOLLARS
                                ----------------------------------------------------------      --------------------------
                                                      (IN THOUSANDS ,EXCEPT PER SHARE AND SHARE DATA)
                                ------------------------------------------------------------------------------------------

  Sales                            127,216          97,745          55,771          43,200          29,940          23,004
  Cost of sales                     92,996          71,910          42,342          31,783          21,886          16,924
                                ----------      ----------      ----------      ----------      ----------      ----------

     GROSS PROFIT                   34,220          25,835          13,429          11,417           8,054           6,080
                                ----------      ----------      ----------      ----------      ----------      ----------

  Selling expenses                  13,930           9,866           7,315           4,711           3,278           2,322
  General and
   administrative expenses           7,523           7,709           3,446           2,885           1,771           1,814
                                ----------      ----------      ----------      ----------      ----------      ----------

  Total operating
   expenses                         21,453          17,575          10,761           7,596           5,049           4,136
                                ----------      ----------      ----------      ----------      ----------      ----------

     OPERATING INCOME               12,767           8,260           2,668           3,821           3,005           1,944

 Financial income, net               2,354           1,380           1,478             767             554             325

 Other income                            9          19,113               9               -               2           4,498
                                ----------      ----------      ----------      ----------      ----------      ----------

 Income before taxes on
   income                           15,130          28,753           4,155           4,588           3,561           6,767
 Taxes on income                     3,529           2,687             372           1,218             831             632
                                ----------      ----------      ----------      ----------      ----------      ----------

 Income after taxes on
   income                           11,601          26,066           3,783           3,370           2,730           6,135

 Minority interest                   2,199             735             894             735             517             173
                                ----------      ----------      ----------      ----------      ----------      ----------

      NET INCOME                     9,402          25,331           2,889           2,635           2,213           5,962
                                ==========      ==========      ==========      ==========      ==========      ==========

Earnings per share data:

Earnings  per share:

   Basic                              0.92            2.94            0.28            0.31            0.22            0.69
                                ==========      ==========      ==========      ==========      ==========      ==========

   Diluted                            0.92            2.90            0.28            0.30            0.22            0.68
                                ==========      ==========      ==========      ==========      ==========      ==========

Shares used in computing
  basic and diluted
  earnings per ordinary
  share:                        10,267,893       8,615,000      10,267,893       8,615,000      10,267,893       8,615,000
                                ==========      ==========      ==========      ==========      ==========      ==========

(*)  Convenience translation into U.S. dollars.

                                     F - 3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           FOREIGN
                                          NUMBER OF                       ADDITIONAL       CURRENCY                        TOTAL
                                           ORDINARY        SHARE           PAID-IN        TRANSLATION      RETAINED     SHAREHOLDERS'
                                            SHARES        CAPITAL          CAPITAL        ADJUSTMENTS      EARNINGS        EQUITY
                                          ----------      ----------      ----------      ----------      ----------      ----------
                                                                                               NIS
                                                          --------------------------------------------------------------------------
                                                                                          (IN THOUSANDS)
                                                          --------------------------------------------------------------------------

BALANCE - JANUARY 1, 2006                  8,615,000             948          20,258               -          80,661         101,867

Private placement                          1,652,893             165          41,092               -               -          41,257

Net income for the year                            -               -               -               -          28,615          28,615
                                          ----------      ----------      ----------      ----------      ----------      ----------

BALANCE - DECEMBER 31, 2006               10,267,893           1,113          61,350               -         109,276         171,739

Foreign currency translation reserve               -               -               -              70               -              70

Net income for the period                          -               -               -               -           9,402           9,402
                                          ----------      ----------      ----------      ----------      ----------      ----------

BALANCE - JUNE 30, 2007                   10,267,893           1,113          61,350              70         118,678         181,211
                                          ==========      ==========      ==========      ==========      ==========      ==========

                                     F - 4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            SIX MONTH                 THREE MONTHS                SIX MONTH
                                                     ---------------------       ---------------------       ---------------------
                                                                      ENDED JUNE 30,                            ENDED JUNE 30,
                                                     -------------------------------------------------       ---------------------
                                                     2 0 0 7       2 0 0 6       2 0 0 7       2 0 0 6      2 0 0 7(*)    2 0 0 6(*)
                                                     -------       -------       -------       -------       -------       -------
                                                                            NIS                                   US DOLLARS
                                                     -------------------------------------------------       ---------------------
                                                                                    (IN THOUSANDS)
                                                     -----------------------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

Net income                                             9,402        25,331         2,889         2,635         2,213         5,962

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Depreciation and amortization                            819           612           538           301           192           144

Deferred income taxes                                    (69)           95           111           112           (16)           22

Gain on disposition of fixed assets                       (9)            -            (9)            -            (2)            -

Unrealized gain on marketable securities                (813)         (376)         (860)         (354)         (191)          (88)

Gain from IPO of subsidiary                                -       (19,113)            -             -             -        (4,498)

Minority interest                                      2,199           735           894           735           517           173

CHANGES IN ASSETS AND LIABILITIES:

Decrease (Increase) in:

   Trade accounts receivable                         (13,662)         (729)        5,189         3,034        (3,215)         (172)

   Receivables and other current assets                  512         2,278         2,998         1,989           120           536

   Inventory                                          (3,950)       12,090         8,442        15,956          (930)        2,845

Increase (Decrease) in:

   Trade accounts payable                             12,460        (1,888)       (1,365)       (3,319)        2,932          (444)

   Payables and other current liabilities             (2,491)          749         1,569         1,369          (586)          176

   warrants to issue shares of subsidiary               (348)            -             -             -           (82)            -

   Accrued severance pay, net                             53             -            22           (16)           12             -
                                                     -------       -------       -------       -------       -------       -------

   NET CASH PROVIDED BY OPERATING ACTIVITIES           4,103        19,784        20,418        22,442           964         4,656
                                                     -------       -------       -------       -------       -------       -------

(*)  Convenience translation into U.S. dollars.

                                     F - 5

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           SIX MONTH                  THREE MONTHS                  SIX MONTH
                                                      ---------------------       ---------------------       ---------------------
                                                                      ENDED JUNE 30,                           ENDED JUNE 30,
                                                      -------------------------------------------------       ---------------------
                                                      2 0 0 7       2 0 0 6       2 0 0 7       2 0 0 6      2 0 0 7(*)    2 0 0 6(*)
                                                      -------       -------       -------       -------       -------       -------
                                                                             NIS                                   US DOLLARS
                                                      -------------------------------------------------       ---------------------
                                                                                    (IN THOUSANDS)
                                                      -----------------------------------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net                            (17,757)       (2,914)      (15,731)       (2,890)       (4,179)         (686)
Purchase of subsidiary                                (15,400)            -          (804)            -        (3,624)            -
Additions to fixed assets                              (9,068)       (8,497)       (1,787)       (5,684)       (2,134)       (2,000)
Proceeds on disposition of fixed assets                     9             -             9             -             2             -
                                                      -------       -------       -------       -------       -------       -------

NET CASH USED IN INVESTING ACTIVITIES                 (42,216)      (11,411)      (18,313)       (8,574)       (9,935)       (2,686)
                                                      -------       -------       -------       -------       -------       -------

CASH FLOWS - FINANCING ACTIVITIES

Dividend                                                    -        (4,754)            -             -             -        (1,119)
Short-term bank borrowings, net                         6,374             -           141             -         1,500             -
Proceeds from public listing of subsidiary                  -        32,402             -             -             -         7,626
                                                      -------       -------       -------       -------       -------       -------

NET CASH PROVIDED BY FINANCING ACTIVITIES               6,374        27,648           141             -         1,500         6,507
                                                      -------       -------       -------       -------       -------       -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH

EQUIVALENTS IN SUBSIDIARY                                (218)            -           (66)            -           (51)            -
                                                      =======       =======       =======       =======       =======       =======

Net change in cash and cash equivalents               (31,957)       36,021         2,180        13,868        (7,522)        8,477

Cash and cash equivalents at beginning of year         91,398        30,431        57,261        52,584        21,511         7,162
                                                      -------       -------       -------       -------       -------       -------

Cash and cash equivalents at end of year               59,441        66,452        59,441        66,452        13,989        15,639
                                                      =======       =======       =======       =======       =======       =======

(*)  Convenience translation into U.S. dollars.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

          The unaudited Condensed Interim Consolidated Financial Statements
          should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006 included in the Company's Annual Report on Form 20-F.

NOTE 2 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     A.   In accordance with Israeli GAAP, the Company's financial statements are denominated through December 31, 2003 in adjusted amounts and as of January 1, 2004 in "reported amounts" (also see Note 2). Such accounting principle is considered a more meaningful presentation than financial reporting based on nominal historical cost. Accordingly, the
          Company is not required to eliminate the effect of historic price level changes in a reconciliation to U.S. GAAP.

     B.   In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for the six and three month periods ended June 30, 2007 and June 30, 2006 in accordance with
          U.S. GAAP:

                                          SIX MONTH                 THREE MONTHS                  SIX MONTH
                                    ---------------------       ---------------------       ---------------------
                                        ENDED JUNE, 30             ENDED JUNE, 30              ENDED JUNE, 30
                                    ---------------------       ---------------------       ---------------------
                                    2 0 0 7       2 0 0 6       2 0 0 7       2 0 0 6      2 0 0 7 (*)  2 0 0 6 (*)
                                    -------       -------       -------       -------       -------       -------
                                                            NIS                           US DOLLARS     US DOLLARS
                                    -------------------------------------------------       -------       -------
                                                                    (IN THOUSANDS)
                                    -----------------------------------------------------------------------------

Net cash provided by operating
activities before adjustment          4,103        19,784        20,418        22,442           964         4,656
Adjustment                          (17,757)       (2,914)      (15,731)       (2,890)       (4,179)         (686)
                                    -------       -------       -------       -------       -------       -------
Net cash provided by (used in)
operating activities after
adjustment                          (13,654)       16,870         4,687        19,552        (3,215)        3,970
                                    =======       =======       =======       =======       =======       =======
Net cash used in investing
activities before adjustment        (42,216)      (11,411)      (18,313)       (8,574)       (9,935)       (2,686)
Adjustment                           17,757         2,914        15,731         2,890         4,179           686
                                    -------       -------       -------       -------       -------       -------
Net cash used in investing
activities before adjustment        (24,459)       (8,497)       (2,582)       (5,684)       (5,756)       (2,000)
                                    =======       =======       =======       =======       =======       =======

     (*)  Convenience translation into U.S. dollars

                                     F - 7

ITEM 2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company is engaged in the design, import, marketing and distribution of a broad range of food products purchased from over 90 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 1,000 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company was incorporated in
Israel in January 1994 and commenced operations in February 1994.

Since the beginning of this year, the Company has taken steps to expand its business outside of Israel. In January 2007, the Company acquired the operations and assets of Laish Israeli Food Products Ltd., a U.S. importer and distributor of kosher food products, and in February 2007, we formed with the Baron family, kosher food exporters located in Israel, a joint global kosher trade and export company, of which we hold a 50.1% interest.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

SIX MONTHS ENDED JUNE 30, 2007

SALES

Revenues for the six-month period ended June 30, 2007 increased 30% to NIS 127.2 million (US $29.9 million) compared to revenues of NIS 97.7 million (US $23.0 million) in the six-month period ended June 30, 2006. The increase in revenues was driven by the Company's international expansion and addition of new business units.

GROSS PROFIT

Gross profit for the six-month period ended June 30, 2007 increased 33% to NIS
34.2 million (US $8.1 million), or 26.9% of sales, compared to gross profit of
NIS 25.8 million (US $6.1 million) for the six-month period ended June 30, 2006, or 26.4% of sales.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the six-month period ended June 30, 2007 increased 41% to NIS 13.9 million (US $3.3 million) compared to NIS 9.9 million
(US $2.3 million) in the six-month period ended June 30, 2006. The increase was mainly due to the consolidation of our new business units and due to one-time expenses related to the transition to the new logistics center.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six-month period ended June 30, 2007 amounted to NIS 7.5 million (US $1.8 million) compared to NIS 7.7 million (US
$1.8 million) in the six-month period ended June 30, 2006. General and administrative expenses remained stable due to the decrease in management bonus compared to first six-month of 2006, offset by an increase in expenses in 2007 due to our new business units.

OPERATING INCOME

Operating income for the six-month period ended June 30, 2007 increased 55% to
NIS 12.8 million (US $3.0 million) from NIS 8.3 million (US $1.9 million)
reported in the six-month period ended June 30, 2006.

FINANCIAL INCOME

Financial Income for the six-month period ended June 30, 2007 increased 71% to
NIS 2.4 million (US $0.6 million) compared to NIS 1.4 million (US $0.3 million)
in the six-month period ended June 30, 2006. The increase in financial income was mainly due to an increase in the profit from marketable securities.

OTHER INCOME

Other Income for the six-month period ended June 30, 2007 amounted to NIS 9 thousand (US $2 thousand) compared to of NIS 19 million (US $4.5 million) in the six-month period ended June 30, 2006. The Other Income for the six-month period ended June 30, 2006 included an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006.

TAXES ON INCOME

Taxes on income for the six-month period ended June 30, 2007 amounted to NIS 3.5 million (US $0.8 million) compared to NIS 2.7 million (US $0.6 million) in the six-month period ended June 30, 2006.

NET INCOME

Net income for the six-month period ended June 30, 2007 decreased 63% to NIS 9.4 million (US $2.2 million), or 7.4% of sales, from NIS 25.3 million (US $6.0 million), or 25.9% of sales, for the six-month period ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

For the six-month period ended June 30, 2007 cash and cash equivalents decreased from approximately NIS 91.4 million (US $21.5 million) at December 31, 2006 to approximately NIS 59.4 million (US $14.0 million) as of June 30, 2007.

For the six-month period ended June 30, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 4.1 million (US $1.0 million) compared to NIS 19.8 million (US $4.7 million) in the six-month period ended June 30, 2006. This decrease was mainly due to increase in inventory of approximately NIS 4.0 million (US $0.9 million) (compared to decrease in inventory of approximately NIS 12.1 million (US $2.8 million) in the six-month period ended June 30, 2006).

During the six-month period ended June 30, 2007, the Company utilized a cash flow of NIS 42.2 million (US $9.9 million) from investing activities (compared to NIS 11.4 million (US $2.7 million) in the six-month period ended June 30,
2006), mainly from the purchase of marketable securities, net of NIS 17.8 million (US $4.2 million) (compared to NIS 2.9 million (US $0.7 million) in the six-month period ended June 30, 2006) and due to purchase of Laish Israeli Food
Products Ltd. in the amount of NIS 15.4 million (US $3.6 million).

During the six-month period ended June 30, 2007, the Company generated cash flow from financing activities of NIS 6.4 million (US $1.5 million) mainly due to short term bank borrowing. During the six-month period ended June 30, 2006, the
Company generated cash flow from financing activities of NIS 27.6 million (US
$6.5 million), which included the proceeds from the public listing of Goldfrost in the amount of NIS 32.4 million (US $7.6 million) and a cash dividend in the amount of NIS 4.8 million (US $1.1 million).

THREE MONTHS ENDED JUNE 30, 2007

SALES

Revenues for the three-month period ended June 30, 2007 increased 29% to NIS
55.8 million (US $13.1 million) compared to revenues of NIS 43.2 million (US
$10.2 million) in the three-month period ended June 30, 2006. The increase in revenues was driven by the Company's international expansion and addition of new business units.

GROSS PROFIT

Gross profit for the three-month period ended June 30, 2007 increased 18% to NIS
13.4 million (US $3.2 million), or 24.1% of sales, compared to gross profit of
NIS 11.4 million (US $2.7 million) for the three-month period ended June 30,
2006, or 26.4% of sales. The global increase in the prices of raw food materials overall, and in particular goods related to milk and dairy products, had a negative impact on gross profit for the period.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the three-month period ended June 30, 2007 increased 55% to NIS 7.3 million (US $1.7 million) compared to NIS 4.7 million
(US $1.1 million) in the three-month period ended June 30, 2006. The increase is mainly due to the consolidation of our new business units and due to one-time expenses related to the transition to the new logistics center.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three-month period ended June 30,
2007 amounted to NIS 3.4 million (US $0.8 million) compared to NIS 2.9 million
(US $0.7 million) in the three-month period ended June 30, 2006. The increase was mainly due to the consolidation of our new business units.

OPERATING INCOME

Operating income for the three-months period ended June 30, 2007 decreased 30%
to NIS 2.7 million (US $0.6 million) from NIS 3.8 million (US $0.9 million)
reported in the three-month period ended June 30, 2006.

FINANCIAL INCOME

Financial Income for the three-month period ended June 30, 2007 increased 93% to
NIS 1.5 million (US $0.3 million) compared to NIS 0.8 million (US $0.2 million)
in the three-month period ended June 30, 2006. The increase in financial income was mainly due to an increase in the profit from marketable securities

TAXES ON INCOME

Taxes on income for the three-month period ended June 30, 2007 amounted to NIS
0.4 million (US $0.1 million) compared to NIS 1.2 million (US $0.3 million) in the three-month period ended June 30, 2006.

NET INCOME

Net income for the three-month period ended June 30, 2007 increased 10% to NIS
2.9 million (US $0.7 million), or 5.2% of sales, from NIS 2.6 million (US $0.6 million), or 6% of sales, for the three-month period ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

For the three-month period ended June 30, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 20.4 million (US $4.8 million) compared to NIS 22.4 million (US $5.3 million) in the three-month period ended June 30, 2006. The decrease was mainly due to a decrease in inventory of approximately NIS 8.4 million (US $2.0 million) (compared to decrease in inventory of approximately NIS 16.0 million (US $3.8 million) in the three-month period ended June 30, 2006), offset by a decrease in trade accounts receivables of approximately NIS 5.2 million (US $1.2 million) (compared to decrease in trade accounts receivables of approximately NIS 3.0 million (US $0.7 million) in the three-month period ended June 30, 2006) and by a decrease in trade accounts payables of approximately NIS 1.4 million (US $0.3 million)
(compared to decrease in trade accounts payables of approximately NIS 3.3 million (US $0.8 million) in the three-month period ended June 30, 2006).

During the three-month period ended June 30, 2007, the Company utilized a cash flow of NIS 18.3 million (US $4.3 million) from investing activities (compared to NIS 8.6 million (US $2.0 million) in the three-month period ended June 30,
2006), mainly from purchase of marketable securities, net of NIS 15.7 million
(US $3.7 million) (compared to NIS 2.9 million (US $0.7 million) in the three-month period ended June 30, 2006), offset by lower investment in fixed assets from NIS 5.7 million (US $1.3 million) in the three-month period ended
June 30, 2006 to NIS 1.8 million (US $0.4 million) in the three-month period ended June 30, 2007.